CHRONIC ILLNESS DEATH BENEFIT ADVANCE RIDER (ACCELERATED DEATH BENEFIT)
ANY BENEFIT PAID UNDER THIS RIDER WILL REDUCE THE POLICY’S DEATH BENEFIT AND POLICY VALUES, WHICH INCLUDE, BUT ARE NOT LIMITED TO, THE POLICY VALUE AND SURRENDER VALUE. A NOTICE DETAILING THE EFFECTS TO YOUR POLICY WILL BE SENT TO YOU AND ANY IRREVOCABLE BENEFICIARY AT THE LAST ADDRESSES KNOWN TO US PRIOR TO THE TIME ANY ACCELERATED DEATH BENEFIT PROCEEDS IS PAID.
YOU MAY USE THE MONEY YOU RECEIVE AS AN ACCELERATED DEATH BENEFIT FOR ANY PURPOSE. THE RECEIPT OF AN ACCELERATED DEATH BENEFIT MAY BE TAXABLE. THIS RIDER IS NOT INTENDED TO BE A LONG TERM CARE INSURANCE CONTRACT. BEFORE YOU MAKE A CLAIM FOR AN ACCELERATED DEATH BENEFIT, YOU SHOULD SEEK ASSISTANCE FROM YOUR PERSONAL TAX ADVISOR.
IF YOU HAVE MEDICAID, OR SIMILAR COVERAGE, YOU SHOULD CONSIDER WHETHER THE ACCELERATED DEATH BENEFITS PROVIDED UNDER THIS RIDER ARE SUITABLE FOR YOUR NEEDS. RECEIPT OF ACCELERATED DEATH BENEFITS UNDER THIS RIDER MAY AFFECT YOUR ELIGIBILITY FOR MEDICAID, SUPPLEMENTAL SECURITY INCOME OR OTHER GOVERNMENT BENEFITS OR ENTITLEMENTS. CONTACT THE MEDICAID UNIT OF YOUR LOCAL DEPARTMENT OF PUBLIC WELFARE AND THE SOCIAL SECURITY ADMINISTRATION OFFICE FOR MORE INFORMATION.
This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the same as the Policy Date. There is no charge to purchase this rider but there is an Administrative Fee charged prior to each payment of Accelerated Death Benefit Proceeds. Eligibility to obtain this rider is based upon Our current underwriting guidelines.

DEFINITIONS

ACCELERATED DEATH BENEFIT is the amount of the death benefit to be accelerated, based on Your request, subject to the minimum and maximum limits as shown on the Data Pages. The Accelerated Death Benefit is not the amount payable to You.

ACCELERATED DEATH BENEFIT INTEREST RATE is the interest rate used in the calculation of the Reduction Factor and will not exceed the greater of:

1.	the yield on the 90-day Treasury bill on the Process Date; or

2.	the maximum adjustable policy loan interest rate allowed by law on the Process Date.

ACCELERATED DEATH BENEFIT PAYMENT is equal to A plus (B multiplied by C), where: A	is equal to the Accelerated Death Benefit multiplied by the Reduction Factor;
B    is equal to the Accelerated Policy Value; and C    is equal to 1.0 minus the Reduction Factor.
The Accelerated Death Benefit Payment will always be less than the Accelerated Death Benefit.
ACCELERATED DEATH BENEFIT PROCEEDS is the amount payable to You. This amount will be paid as a lump sum. It is equal to A minus (B plus C), where:

A	is the Accelerated Death Benefit Payment;

B	is an amount equal to the Loan Indebtedness immediately before the Process Date multiplied by the Accelerated Percentage; and

C	Is the Administrative Fee.
The Accelerated Death Benefit Proceeds will always be at least equal to the Accelerated Percentage multiplied by the Net Surrender Value.
The Administrative Fee will never be greater than the Administrative Fee Per Claim shown on the Data Pages.

ACCELERATED PERCENTAGE is used to adjust policy values. It is equal to A divided by B, where: A	is the Accelerated Death Benefit; and
B    is Your death benefit as defined in the policy.
ACCELERATED POLICY VALUE is equal to the Policy Value of Your policy multiplied by the Accelerated Percentage.
ACTIVITIES OF DAILY LIVING means the following self-care functions:

1.	Bathing -washing oneself by sponge bath, or in either a tub or shower, including the task of getting into or out of the tub or shower.

2.
Continence - the ability to maintain control of bowel and bladder function, or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

3.	Dressing - putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

4.	Eating - feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

5.	Toileting - getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

6.	Transferring - moving into or out of a bed, chair, or wheelchair.
ANNUAL PER DIEM ACCELERATION is equal to A divided by [B plus (C multiplied by D divided by E)], where:
A    is the Annual Per Diem Limitation; B    is equal to the Reduction Factor; C    is equal to the Policy Value;

A	is equal to 1.0 minus the Reduction Factor; and

B	is equal to Your death benefit as defined in the policy.
ANNUAL PER DIEM LIMITATION is the Per Diem Limitation as declared by the Internal Revenue Service in effect as of the Process Date multiplied by 365.
CHRONICALLY ILL OR CHRONIC ILLNESS is when a Physician has certified within the preceding 12 months of the Process Date that the Insured:

1.
has been unable to perform for a period of at least the last 90 consecutive days, without Substantial Assistance, two or more Activities of Daily Living due to loss of functional capacity that is expected to be permanent; or

2.	has required Substantial Supervision for a period of at least the last 90 consecutive days for protection from threats to health and safety due to permanent Severe Cognitive Impairment.
CLAIM means each request for benefits under this rider. The Administrative Fee is charged only if the Claim results in Accelerated Death Benefit Proceeds being paid.
IMMEDIATE FAMILY is the spouse, children, siblings, parents, grandparents, grandchildren, or any of their spouses.
INITIAL ELIGIBLE AMOUNT is Your death benefit as defined in the policy, after any required death benefit option change, as of the Process Date of the initial Claim. Initial Eligible Amount is used to establish the minimum and maximum limits shown on the Data Pages.
PHYSICIAN is a medical doctor or doctor of osteopathy licensed in the United States of America and operating within the scope of his or her license. A Physician cannot be You, the Insured, a member of Your Immediate Family, or a member of the Insured’s Immediate Family.
PROCESS DATE is the date on which each Accelerated Death Benefit Proceeds is paid. Each Accelerated Death Benefit Proceeds is paid when all of the conditions of this rider have been satisfied.

REDUCTION FACTOR is used to calculate the Accelerated Death Benefit Payment. The following factors may be used in the determination:

1.	The Face Amount and Policy Value of the policy;

2.	The current Monthly Policy Charge, Premium Expense Charge, and any rider charges;

3.	A mortality table declared by Us for Chronically Ill individuals; and

4.	The Accelerated Death Benefit Interest Rate.

SEVERE COGNITIVE IMPAIRMENT is a deficiency in the Insured’s short or long-term memory, orientation as to person, place and time, deductive or abstract reasoning, or judgment as it relates to safety awareness.

SUBSTANTIAL ASSISTANCE is either hands-on assistance or stand-by assistance from another person without which the Insured receiving such assistance would be unable to perform Activities of Daily Living. Stand-by assistance means the presence of another person within arm’s reach of the Insured that is necessary to prevent, by physical intervention, injury to the Insured while he/she is performing Activities of Daily Living. Hands-on assistance means the direct physical assistance of another person.

SUBSTANTIAL SUPERVISION is requiring continual supervision by another person to protect the Insured from threats to health or safety due to Severe Cognitive Impairment and may include cueing by verbal prompting, gestures, or other similar demonstrations.

BENEFIT

This rider provides an advance of a portion of the death benefit to You when We receive written proof that the Insured has been certified by a Physician as Chronically Ill and all the other conditions of this rider are satisfied. Benefits are payable upon Our receipt of such due written proof. Payment(s) will be made to You or Your estate while the Insured is living, unless otherwise designated. This benefit is not available if the law requires the benefit to meet the claims of creditors, whether in bankruptcy or otherwise, or when a government agency requires the benefit in order to apply for, obtain, or keep a government benefit or entitlement. Any Accelerated Death Benefit reduces the amount of death proceeds available to the beneficiary(ies). Premiums may still be required to keep Your policy in force.

Each Accelerated Death Benefit is subject to the Annual Maximum Accelerated Death Benefit and the Annual Minimum Accelerated Death Benefit shown on the Data Pages. In no instance can the resulting death benefit and Face Amount after an Accelerated Death Benefit Payment is made be less than the Minimum Residual Death Benefit and Minimum Residual Face Amount shown on the Data Pages. Cumulative Accelerated Death Benefits under this policy cannot be greater than the Maximum Lifetime Accelerated Death Benefit as shown on the Data Pages.

CONDITIONS

In order to receive benefits under this rider, the following conditions must be satisfied:

1.	The policy is in force and not in a grace period.

2.
Your Death Benefit Option must be option 1. If the Death Benefit Option is option 2 or option 3 at the time of the initial Claim, the Death Benefit Option will be changed to option 1 prior to calculating Your Accelerated Death Benefit Proceeds. No future death benefit option changes will be allowed.

3.
You send Us Notice requesting an Accelerated Death Benefit. Upon receipt of Your Notice, We will provide a claim form within 15 days. If the claim form is not furnished within 15 days, We will consider You to have complied with the claim form requirements if You furnish Us written proof from the Insured and the Insured’s Physician describing the occurrence, the character and the extent of the Insured’s Chronic Illness in detail.

4.
We receive written certification by a Physician certifying the Insured is Chronically Ill. A new certification is required for each additional annual request. We reserve the right to obtain a second medical opinion. In the case of conflicting medical opinions, eligibility for benefits will be determined by a third Physician who is mutually acceptable to the Insured and Us. We will pay for the cost of these additional medical opinions.

5.	You provide Us with written consent of any assignee of record named under the policy and/or an irrevocable beneficiary named under the policy.

6.	The Insured did not become Chronically Ill due to results from attempted suicide or an intentionally self-inflicted injury within two years of the rider effective date.

7.	No Accelerated Death Benefit Proceeds under this rider have been paid within the prior 12-month period.

EFFECT ON YOUR POLICY
POLICY VALUE - The Policy Value is reduced proportionately on the Process Date. The reduction in the Policy Value is equal to the amount of A multiplied by B, where:

A	is the Accelerated Percentage; and

B	is the Policy Value immediately prior to the Process Date.

The proportionate reduction in Policy Value will be deducted on a Prorated Basis.
GUARANTEED MAXIMUM SURRENDER CHARGES - The Guaranteed Maximum Surrender Charges for each Policy Year are reduced proportionately on the Process Date. The reduction in the Guaranteed Maximum Surrender Charges is equal to the amount of A multiplied by B, where:

A	is the Accelerated Percentage; and

B	is the Guaranteed Maximum Surrender Charges immediately prior to the Process Date.
LOAN INDEBTEDNESS - The Loan Indebtedness is reduced proportionately and reduces the Accelerated Death Benefit Proceeds. The reduction in Loan Indebtedness is equal to the amount of A multiplied by B, where:

A	is the Accelerated Percentage; and

B	is the Loan Indebtedness immediately prior to the Process Date.
NO LAPSE GUARANTEE MONTHLY PREMIUM - The No Lapse Guarantee Monthly Premium is reduced proportionately on the Process Date. The reduction in the No Lapse Guarantee Monthly Premium is equal to the amount of A multiplied by B, where;

A	Is the Accelerated Percentage; and

B	Is the No Lapse Guarantee Monthly Premium immediately prior to the Process Date.
DEATH BENEFIT GUARANTEE MONTHLY PREMIUM - The Death Benefit Guarantee Monthly Premium is reduced proportionately on the Process Date. The reduction in the Death Benefit Guarantee Monthly Premium is equal to the amount of A multiplied by B, where;

A	Is the Accelerated Percentage; and

B	Is the Death Benefit Guarantee Monthly Premium immediately prior to the Process Date.
FACE AMOUNT - The Face Amount of Your policy is reduced proportionally on the Process Date. The reduction in the Face Amount is equal to the amount of A multiplied by B, where

A	is the Accelerated Percentage; and

B	is the Face Amount immediately prior to the Process Date after any required death benefit option change.
Face Amount decreases due to this rider are not subject to the Face Amount decrease limitations stated in the policy. Once any Accelerated Death Benefit Proceeds is paid, requested Face Amount increases or decreases as described in the Adjustment Options section of the policy are not allowed.
POLICY EXPENSES AND CHARGES - Policy expenses and charges shall continue to be calculated according to the terms of the Policy to which this rider is attached, but will be based upon the reduced policy values following the Accelerated Death Benefit Payment.
RIDERS AND ENDORSEMENTS -- If attached to Your policy, the following riders will be terminated before the Accelerated Death Benefit Proceeds is paid:

1.	Any increase option riders. Any pending Face Amount increases due to these riders will be cancelled.

2.	Any Change of Insured Rider.
If attached to Your policy, any rider providing coverage on another insured under the policy will not be affected if the Accelerated Death Benefit Proceeds is paid. Premiums may be required to keep such coverage in force.

DEATH OF THE INSURED
If the Insured dies and We receive Notice of the death at Our Home Office after We have received a request for an Accelerated Death Benefit, but before Accelerated Death Benefit Proceeds are paid, We will not process the Accelerated Death Benefit. If the Insured dies before the date on which the Accelerated Death Benefit Proceeds are paid, but We do not receive Notice of the death at Our Home Office until after Accelerated Death Benefit Proceeds are paid, the remaining death proceeds reduced by the Accelerated Death Benefit will be paid to the beneficiary(ies).
INCONTESTABILITY
This rider will follow the Incontestability provision of the policy to which it is attached.

TERMINATION

This rider terminates on the first of:

1.	the termination of Your policy;

2.	the payment of a terminal illness accelerated benefit under another rider on this policy;

3.	the policy becoming paid-up life insurance due to the exercise of any rider that prevents policy lapse due to Loan Indebtedness; or

4.	Our receipt of Your Notice to cancel this rider. We may require that You send Your policy to Our Home Office to record the cancellation.

Termination of this rider shall not preclude payment of benefits for any Chronic Illness for which the Insured was eligible while the rider was in force. If eligible for payment of benefits, the rider will be reinstated and the Initial Eligible Amount will be reduced by the greater of zero and (A minus B) where:

A	is the Face Amount immediately prior to the Process Date before any required death benefit option change; and

B	is the Face Amount on the termination date of the rider.

REINSTATEMENT

This rider may be reinstated as part of Your policy if all conditions for reinstatement of the policy are met, and subject to Our then current underwriting guidelines and all rider provisions.

/s/ Greg A. Linde
President

Principal National Life Insurance Company Des Moines, Iowa 50392-0001